UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Aadi Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00032Q104
(CUSIP Number)

September 26, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00032Q104	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Muneer A. Satter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,294,785

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,294,785

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,294,785

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.: 00032Q104	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:
Aadi Bioscience, Inc. (the “Company”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
17383 Sunset Boulevard, Suite A250
Pacific Palisades, CA 90272

Item 2(a)	Name of Person Filing:
This Schedule 13G is being filed by Muneer A. Satter (the “Reporting Person”).
Item 2(b)	Address of Principal Business Office or, if none, Residence:
Muneer A. Satter
c/o Alerce Investment Management, L.P.
676 North Michigan Avenue, Suite 4000
Chicago, IL 60611
Item 2(c)	Citizenship:
The Reporting Person is a citizen of the United States of America.
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e)	CUSIP Number:
00032Q104
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 00032Q104	13G	Page 4 of 5 Pages

Item 4	Ownership:
(a)
The shares of Common Stock beneficially owned by the Reporting Person include (a) 920,000 shares that are held by Alerce Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (b) 233,333 shares that are held by Satter Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (c) 65,104 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; and (d) 76,348 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares.

(b)
Percent of class: See Item 11 on the cover page hereto. All percentages calculated in this Schedule 13G are based upon 21,016,833 shares of Common Stock outstanding as of August 5, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 10, 2022, plus 3,373,526 shares of Common Stock issued by the Company on September 26, 2022, as described in the Current Report on Form 8-K filed by the Company with the SEC on September 22, 2022.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See Item 5 on the cover page hereto.
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.
(iv)	shared power to dispose or to direct the disposition of: 0
Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See Item 4(a).
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
Not applicable.
Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:

CUSIP No.: 00032Q104	13G	Page 5 of 5 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

By:	/s/ Muneer A. Satter
Muneer A. Satter